

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Wendy Burton
Founder & Chair of the Manager
World Tree USA, LLC
1910 South Stapley Dr., Suite 221
Mesa, AZ 85204

> **Re: World Tree USA, LLC**
> **Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed May 28, 2020**
> **File No. 024-11051**

Dear Ms. Burton:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

<u>Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A</u>

<u>General</u>

1. We note that you intend to offer the first two million units for $1.25 per unit and the remaining five million units for $1.50 per unit, which is not permitted under Regulation A. Please revise your offering statement to offer the units at one fixed price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A for further guidance. If you change the offering price in the future, you should announce any price changes in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. Please refer to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Ada Sarmento at 202-551-3798 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Shelly Befumo